M-real Corporation Stock Exchange Announcement 13.3.2006 at 4 p.m.

THE RESOLUTIONS OF M-REAL'S BOARD OF DIRECTORS ORGANISING MEETING

At its organising meeting following the Annual General Meeting held on 13 March 2006, M-real's Board of Directors elected Kari Jordan, President and CEO of Metsäliitto Group, as its Chairman and Arimo Uusitalo, Titular Farming Counsellor, as its Vice Chairman.

The Board of Directors of M-real agreed that its committees consist of the following persons:

The members of the Audit Committee are Kim Gran, President of Nokia Tyres Plc (chairman), Asmo Kalpala, CEO of Tapiola Group and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

The members of the Compensation Committee are Kari Jordan (chairman), Erkki Karmila and Arimo Uusitalo.

The members of the Nomination Committee are Arimo Uusitalo (chairman), Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, Chairman and CEO of the OP Bank Group.

The members of the Special Committee are Erkki Karmila (chairman), Asmo Kalpala, Antti Tanskanen and Kim Gran.

M-REAL CORPORATION

Corporate Communications


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M-real Corporation Stock Exchange Bulletin 13.3.2006 at 3.30 p.m.

RESOLUTIONS OF M-REAL'S ANNUAL GENERAL MEETING

The Annual General Meeting of M-real Corporation, held on 13 March 2006, approved the company's financial statements for 2005 and granted discharge from liability to the members of the Board of Directors, the President & CEO and deputy CEO.

In addition, the Annual General Meeting approved M-real's consolidated profit and loss account and balance sheet for the financial year 1 January 2005 - 31 December 2005.

Dividend

The Annual General Meeting resolved to pay a dividend of EUR 0.12 per share for the financial year ended 31 December 2005, for a total of EUR 39.379.873,44. The dividend will be paid to shareholders who on the record date of 16 March 2006 have been entered in the company's list of shareholders kept by Finnish Central Securities Depository Ltd. The dividend is paid out on 23 March 2006.

Board of Directors

The members of M-real's Board of Directors elected by the Annual General Meeting are Heikki Asunmaa, Counsellor of Forest Economy; Kim Gran, President and CEO of Nokian Tyres plc; Kari Jordan, President and CEO of Metsäliitto Group; Asmo Kalpala, President of the Tapiola Group; Erkki Karmila, Executive Vice President of Nordic Investment Bank; Runar Lillandt, Counsellor of Agriculture; Antti Tanskanen, Chairman & CEO of OP Bank Group and Arimo Uusitalo, Counsellor of Agriculture.

The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

Auditors

Elected as M-real's auditors were Göran Lindell, Authorized Public Accountant, and Authorized Public Accountants PricewaterhouseCoopers Oy, with Jouko Malinen, Authorized Public Accountant, acting as Chief Auditor and Björn Renlund, Authorized Public Accountant, and Markku Marjomaa, Authorized Public Accountant, acting as deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

Authorization of the Board of Directors to decide on increasing the share capital through a rights issue and/or issue of convertible bonds

Annual General Meeting authorized the Board of Directors for one year from the date of the Annual General Meeting to decide on increasing the share capital through one or more rights issues and/or one or more issues of convertible bonds such that in the rights issue or issue of convertible bonds, a total maximum of 58.365.212 M-real Corporation Series B shares with a

nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of 99.220.860,40 euros.

The authorization will confer the right to disapply shareholders' pre-emptive right to subscribe for new shares and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholders' pre-emptive subscription rights can be disapplied providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations. The Board of Directors may not disapply the pre-emptive subscription rights on behalf of a related party.

Since autumn 2004 M-real has focused on improving the financial position of the Group through equity and debt financings as well as internal cost savings and efficiency actions, affecting all M-real's operations and Business Areas. The implementation of these actions has progressed according to schedule and results so far are in line with the targets. M-real's Board of Directors has initiated a strategic review of M-real's current business portfolio, with a view to M-real exploring potential benefits of participation in the consolidation and restructuring of the European paper industry. The strategy review is in its early stages and M-real is not in a position to speculate as to the likely outcome thereof.

M-REAL CORPORATION

Corporate Communications

For additional information contact Juhani Pöhö, Executive Vice President and CFO, tel. +358 10 469 5283 or Nina Kuulusa, General Counsel, tel. +358 10 469 4322.